Exhibit 99.1

November 23rd, 2007

Cosan Limited Announces
Exchange Ratio of Exchange Offer

São Paulo, Brazil, November 23rd, 2007 — Cosan Limited and its subsidiary Cosan S.A. Indústria e Comércio today announced the exchange ratio for the offer to exchange shares of Cosan Limited for all of the common shares of Cosan S.A. not currently owned by Cosan Limited. Cosan Limited will offer to exchange its Class A common shares, its Brazilian Depositary Receipts representing Class A common shares (“BDRs”) or its Class B Series 2 common shares, as applicable, subject to the rules of the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

Cosan Limited is announcing the exchange ratio today in accordance with the previous announcements made by Cosan S.A. on June 25, 2007 and July 6 and 27, 2007 with respect to the proposed corporate reorganization of the Cosan Group.

Cosan S.A.’s minority shareholders may voluntarily migrate to Cosan Limited by exchanging their Cosan S.A. common shares for either Cosan Limited Class A common shares, BDRs or Class B Series 2 common shares, subject to the terms and conditions set forth in the offer documentation and regulatory approvals.

Cosan Limited proposes an exchange ratio of 1 (one) Class A common share, BDR or Class B Series 2 common share, as applicable, of Cosan Limited for each 1 (one) common share of Cosan S.A.

The offer documentation that has been filed with the CVM and the SEC has not yet become effective. This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Cosan Ltd.

Cosan Limited is a leading global ethanol and sugar company with low-cost, large-scale and integrated operations in Brazil with production based on sugarcane. Cosan is the largest grower and processor of sugarcane in the world; the largest ethanol producer in Brazil and the second largest in the world; and the largest sugar producer in Brazil and one of the three largest sugar producers in the world. The company operates 17 mills, two refineries, two port facilities and numerous warehouses. Cosan Limited is also engaged in energy cogeneration using sugarcane bagasse as fuel.

CONTACT: Cosan Ltd.

Paulo Sérgio de Oliveira Diniz
Financial Vice President and Investor Relations Officer

Guilherme Prado
Investor Relation Manager

Tel: +55-11-3897-9797
email: ri@cosan.com.br